[Calfee, Halter & Griswold LLP Letterhead]

September 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Terence O’Brien

                        Accounting Branch Chief

                        Office of Manufacturing and Construction

                        Re:     RPM International Inc.

                                   Form 10-K for the Year Ended May 31, 2017

                                   Filed July 24, 2017

                                   File No. 1-14187

Dear Mr. O’Brien:

On behalf of RPM International Inc. (the “Company”), this letter confirms the receipt by the Company of the comments provided by the staff of the Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated September 18, 2017 (the “Comment Letter”). The Company is hereby formalizing its prior verbal request for additional time to respond to the Comment Letter due to constraints on the availability of Company personnel. Absent your response denying this request, the Company anticipates it will file its response to the Comment Letter on or before Monday, October 16, 2017.

Please do not hesitate to contact me at (216) 622-8253 if you have any questions or would like to discuss this request in more detail.

Very truly yours,

/s/ Gregory S. Harvey

Gregory S. Harvey

cc:	Russell L. Gordon

Edward W. Moore

John J. Jenkins